FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Investor Relations

Our Company presents record results at its 2006 General Shareholders’
Meeting

•
The meeting was attended by 4,500 people in all and 2,700 shareholders representing 48% of share capital, the largest in ENDESA’s history. The proposals of the Board of Directors were approved unanimously.

•	The shareholders approved a dividend of Euro 2.4 per share payable against 2005 results. It is the largest dividend in ENDESA’s history and triple the dividend paid last year.

New York, February 28th. The Company’s General Shareholders’ Meeting took place last Saturday, 25 February, at its headquarters in Madrid, setting new attendance records. The Meeting was attended by 4,500 people, including 2,700 shareholders, the largest ever attendance for an ENDESA Shareholders’ Meeting. A total of 48% of the Company’s share capital was represented, the largest ever percentage without an attendance bonus. The Company reported the largest net profit in its history and its shareholders approved a dividend of Euro 2.4 per share payable against 2005 results, which is also the largest dividend in ENDESA’s history and three times larger than the dividend paid last year.
First to speak was the CEO, Rafael Miranda, who emphasised that our Company obtained a net profit of Euro 3,182 million in 2005, up 154% on 2004. Stripping out the capital gains from the disposal of non-core assets, net profit stood at Euro 1,841 million in like-for-like terms, an increase of 60% on 2004 and still the largest in our Company’s history.

Excellent performance by the different businesses
The CEO underlined that all ENDESA’s businesses achieved excellent results in 2005. The Company’s business in Spain and Portugal saw sales rise 32% to Euro 8,761 million and EBITDA 32% to Euro 3,266 million. Net profit rose 53% to Euro 1,358 million and accounted for 66.4% of the profit of the Company’s total electricity businesses.
Sales from the European electricity business advanced 41% to Euro 3,598 million and EBITDA by 66% to Euro 887 million. Net profit stood at Euro 425 million, up 151.5% on 2004.
The sales of the Company’s Latin American electricity business rose 20% to Euro 5,149 million and EBITDA advanced 23% to Euro 1,878 million, with increases reported in all businesses and countries. Net profit rose 106% to Euro 262 million.
CEO Rafael Miranda said that these and other results achieved over the year demonstrate that the Company is currently enjoying the best moment in its history and that it should therefore come as no surprise that two takeover bids have been made for the Company. He feel the bids show that ENDESA is a solid, profitable, attractive company with bright prospects and one that is definitely envied.

Gas Natural takeover
ENDESA CEO of Endesa, Rafael Miranda, reminded those present that the takeover bid presented by Gas Natural on 5 September 2005 was hostile and had been made without ENDESA’s knowledge. He repeated the preliminary assessment made at the time by the Board: that the price was manifestly insufficient and does not reflect the true value of Endesa, and that the suggested method of payment is unfavourable and of very poor quality, since two-thirds consist of Gas Natural shares, which introduces elements of uncertainty about what it is actually being offered to ENDESA shareholders.

He insisted that the resulting company would be practically the same size as ENDESA, since its corporate value and EBITDA would be just 8% and 2% larger respectively. So in this case 1 plus 1 would be ....the same as 1, in his view.
And he added that, as a consequence of the disposals required for the operation to go ahead, the installed capacity of the resulting company would be 21% lower than ENDESA’s current installed capacity and its number of gas customers 25% lower than Gas Natural’s current total. In short, in industrial terms, the mathematical operation proposed by Gas Natural is even more surprising as 1 plus 1 equals ...less than 1.
In short, the resulting company from Gas Natural’s project would lose its sector leadership in Spain to Iberdrola, become the fifth largest power company in Italy (ENDESA ranks third at present), disappear from France (where ENDESA is currently the number two utility), see its total generation capacity in Spain fall by 21% through the sales to third parties at low prices of several of our best power stations, resulting in a much less competitive mix, and result in the loss of the Balearic Islands, one of our fastest-growing markets.

E.On takeover bid
With regard to the takeover bid presented by German utility E.on, which is offering ENDESA’s shareholders a total of Euro 27.5 per share in cash, he reminded shareholders that the Board of Directors indicated in its preliminary assessment that, as the bid had been made entirely in cash, it permitted shareholders to precisely assess the price offered. He also said that the price offered was substantially more than Gas Natural’s bid, though it did not reflect ENDESA’s real value, and that he welcomed the fact that the proposed operation maintained ENDESA’s business and industrial project intact; ie no assets would be sold.
With regard to our business project, he reminded shareholders that ENDESA “is now a multinational company with a Spanish parent company. Or, to be clearer, a Spanish multinational company. He emphasised this at a time when there seems to be great concern that Spain should have such a company, which he says Spain does: ENDESA. He added that it was also the largest company in Catalonia and Andalusia.
Mr Miranda underscored that E.On’s bid was Euro 6.2 higher than Gas Natural’s and values ENDESA at Euro 29,100 million, or almost Euro 7,000 million more than Gas Natural’s valuation. He says the bid demonstrates that we have acted in the interests of our shareholders, since it is our duty always to act in a way that creates value for them, and that what we have repeatedly said - Endesa is worth more - is a fact.
He also said that preliminary assessments of the regulatory measures announced after the last Cabinet Meeting permit the Company to assure shareholders that the impact on our business will be strictly temporary, and that there will be no negative impact, in the short or long term, on the targets set out in the Strategic Plan since this is based on even more unfavourable regulatory hypotheses than those announced.
Finally, Miranda wanted to publicly state that, since the launch of the bid “the attitude of the Company’s employees has been impeccable. They have demonstrated exemplary levels of commitment and dedication, which are reflected in the financial results achieved this year and in the markets’ greater appreciation of the true value of ENDESA”.
He added that “the management team could not expect anything less from thousands of people who, over the course of the company’s long history, have shown exemplary commitment and professionalism, but it would be unjust if we did not underline this at this moment”.

“Endesa is worth more”
The Chairman started his speech by thanking shareholders for attending in record numbers and commenting that ENDESA was at a special moment in its history. “Good things come to those who wait and we are enjoying these fruits at the moment: Euro 3,182 million of profit, a Euro 2.4 dividend for shareholders and a fantastic company whose share price is at an all-time high”.
He analysed ENDESA’s share price performance from 2002 - the year when all the major Spanish companies which, like ours, are listed on the New York Stock Exchange, were all trading at similarly low levels as a result of the economic crises in Brazil and Argentina - to the present day, emphasising that the share price has risen from Euro 8.95 to Euro 28.3; this means that “ENDESA’s share price has risen 217%, almost double the next best performance in this group of multinational Spanish companies”. And he added that the increase in our Company’s share price was already greater than that of these companies before the takeover by Gas Natural, which proves that it is the result of ENDESA’s good work.
He emphasised that we are the number one electricity company in Spain and Latin America, the third largest in Italy, the second-largest in France, the fifth-ranked company in Europe and the eighth largest in the world.
He emphasised that Endesa always strives to provide a public service, because a company is not only its shareholders but also its employees, its suppliers and its customers.
In this context, he reflected on ENDESA’s investments in Spain over the last four years, highlighting the fact that Euro 4,000 million has been invested in Catalonia (as a result, Barcelona now has a lower SAIDI than Madrid) and Euro 3,000 million in Andalusia (consequently, Andalusia now has a SAID in line with than of Madrid). “This gives me a great deal of satisfaction, because a company that provides a public service has to provide it well; if it does, it will earn money and its share price will reflect this. Shareholder value is obtained by working well.”
He also stated that, as an entrepreneur, he is not afraid of risk but does fear uncertainty. This is because the rules of the game need to be established in advance, even more so in a sector that invests 40 years ahead. “Where there is uncertainty, there is no investment, and where there is no investment, there is no future”.

The takeover bids
With regard to the two takeover bids for ENDESA, he said that “these confirm the success of our strategy in recent years”.
However, in line with the assessments carried out by the Board of Directors, he said that neither reflects the real value of ENDESA, because “we are convinced that our Company is worth much more, we believe in our own project and we will continue defending it”, because the value of the company is in this project.
He reminded shareholders that they have two options: to remain ENDESA shareholders or to accept one of the two bids or a possible future offer. And he insisted that, whatever happened, the final decision would be theirs. “This right is inalienable”.

For additional information please contact Álvaro Pérez de Lema,
North America Investor Relations Office,
telephone # 212 750 7200
http://www.endesa.es

* This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comisión Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2004. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: February 28th , 2006	By:	/s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations